February 12, 2019

Brent Willson
President and Chief Executive Officer
NeoVolta Inc.
7660-H Fay Avenue #359
La Jolla, CA 92037

       Re: NeoVolta Inc.
           Offering Statement on Form 1-A
           Filed January 29, 2019
           File No. 024-10942

Dear Mr. Willson:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed January 29, 2019

Offering Circular Cover Page, page i

1. We note your revised disclosure indicates you have an "over-subscription right" that may be exercised at your discretion. Please tell us the source of this right and how this right's existence differs from having a maximum offering amount of 3,500,000 shares.
Use of Proceeds, page 14

2. Given that your offering will contain no minimum required sales, please tell us why this table does not discuss how you will use the proceeds if you obtain substantially less than the maximum proceeds.
 Brent Willson
NeoVolta Inc.
February 12, 2019
Page 2
Offering Procedure, page 35

3. We note that your offering has no required minimum and your disclosure indicates you may conduct multiple closings. Please revise to clarify the situations when a closing will occur. Your disclosure should make clear the situations in which the events or measurements dependent on a closing, such as those discussed on pages 2, 8, 10, 26, 31 and 32, will occur or be measured, as appropriate. Also, if appropriate, make sure your offering circular cover page explains the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow. Please also reconcile your disclosure on the cover page and page 3 regarding the duration of this offering.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Eric Atallah at 202-551-3663 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Geoff Kruczek, Senior Attorney, at
202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameBrent Willson
                                                             Division of
Corporation Finance
Comapany NameNeoVolta Inc.
                                                             Office of
Electronics and Machinery
February 12, 2019 Page 2
cc:       Cavas S. Pavri, Esq.
FirstName LastName